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FOR IMMEDIATE RELEASE
---------------------

Contact:   Stephen A. Tisdell
           Chief Financial Officer
           (615) 297-4255 X265
           stisdell@parking.com

              CENTRAL PARKING ANNOUNCES SUCCESSFUL COMPLETION OF
                        SQUARE INDUSTRIES TENDER OFFER
                        ------------------------------


NASHVILLE, Tennessee (January 20, 1997) - Central Parking Corporation (NYSE:PK) ("Central Parking") today announced that it has completed its offer to acquire all the outstanding shares of Square Industries, Inc. (Nasdaq/NM:SQAI)("Square Industries") at $28.50 net to the seller in cash at closing, with an additional $2.50 per share to be deposited by Central Parking in escrow as contingent consideration for distribution to either the shareholders of Square Industries or Central Parking based upon the resolution of two specific matters, subject to adjustment as provide in the escrow agreement. The Tender Offer expired at midnight on Friday, January 17, 1997, at which time, based on a preliminary count from the Depositary, SunTrust Bank, Atlanta, approximately 1,438,000 shares, or 97%, of Square Industries common stock had been tendered and not withdrawn pursuant to the Offer. The shares validly tendered and not withdrawn at that time were accepted for payment. Central Parking now intends to complete a short-form merger of Square Industries into a wholly-owned subsidiary of Central Parking with each untendered share of Square Industries to be converted into the right to receive $28.50 in cash, with an additional $2.50 per share to be deposited by Central Parking in escrow as contingent consideration for distribution to either the shareholders of Square Industries or Central Parking based upon the resolution of two specific matters, subject to adjustment as provided in the escrow agreement.

As provided in the Merger Agreement, Central Parking will deposit with the Depositary $48,290,062 for payment of the shares and share equivalents outstanding. The Depositary will proceed with the payment of all tendered shares. Additionally, $4,390,640 will be deposited as contingent consideration with the escrow agent. First American National Bank of Nashville, Tennessee, on the 1,756,256 outstanding shares and share equivalents.

Square Industries, headquartered in Jersey City, New Jersey, currently operates approximately 117 parking facilities containing over 61,000 spaces located primarily in the Northeast (New York City, 49; Philadelphia, 30; Newark, 17; Pittsburgh, 11 and other cities, 10.) Square's facilities include Rockefeller Center and One Penn Plaza as well as sports complexes such as Shea Stadium, home of the New York Mets, and Corel Centre/Palladium in Ottawa, Canada.
Square Industries reported revenue of $65.9 million for the year ended December 31, 1995. Square Industries was advised by The Blackstone Group in connection with the transaction.

Central Parking reported revenue of $143.3 million for its fiscal year ended September 30, 1996. Headquartered in Nashville, Tennessee, Central Parking is a leading provider of parking services in the United States. The Company currently operates in excess of 1,360 parking facilities containing over 546,000 parking spaces located in 32 states, the District of Columbia, the United Kingdom, Mexico, Puerto Rico and Germany. The Company provides parking consulting services in Malaysia and Spain and has a business development office in Amsterdam.

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